Exhibit (a)(5)(LL)

1188 Sherbrooke Street West

Montreal, Quebec  H3A 3G2

Canada

Tel. (514) 848-8000

Fax (514) 848-8115

25 October 2007

Dear Colleagues,

Today, Alcan officially combines with Rio Tinto Aluminium to form Rio Tinto Alcan. For employees in both organisations, this is a historic occasion as we join forces to create a new global leader in the aluminium industry with considerable development opportunities. Welcome!

Rio Tinto is one of the world’s leading international mining companies, with operations around the world. Alcan is a leading global materials company with world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminium fabrication, engineered solutions as well as flexible and specialty packaging. Earlier this year, Rio Tinto saw that a range of opportunities could be created by bringing Alcan into the Rio Tinto Group. The Alcan Board of Directors recommended that Alcan shareholders accept Rio Tinto’s offer after engaging in an extensive review of strategic options to deliver value to stakeholders, and judging that Rio Tinto would protect Alcan’s values and commitments.

Rio Tinto Alcan, formed by the combination of Alcan and Rio Tinto’s existing aluminium assets, is now a Rio Tinto product group, headquartered at Maison Alcan in Montreal, Canada. The Primary Metal business will also be based in Montreal, while the Bauxite and Alumina business will be based in Brisbane, Australia. The Engineered Products and Packaging businesses will be based in Paris, France.

Rio Tinto Alcan – A Winning Combination

As of today, we are the world’s largest aluminium producer, the number one in bauxite and a leader in alumina – a well-constructed business that is balanced across bauxite, alumina, aluminium and related products.

We acknowledge that for many Alcan employees, this is a day to pause and take pride in the organisation they’ve built. Change is never easy, but in this case, change represents a new beginning and an opportunity to grow. For Rio Tinto Aluminium employees, this represents a change, too. Together, we feel confident that this combination of world-class organisations represents the next logical step in the evolution of both companies. With its attractive pipeline of projects, we believe that Rio Tinto Alcan will be a growth story for years to come. Now we can look to the future with the confidence and the scale required to maintain momentum.

To our colleagues in Alcan Packaging, which as announced in July is slated for divestiture, we acknowledge that this may be a particularly challenging time. We want to assure you that we are working hard to achieve a positive outcome. Negotiations with interested parties are under way. Until it has been sold, Packaging remains part of Rio Tinto Alcan.

We believe that you, Rio Tinto Alcan employees, will be the cornerstone of our success. Now more than ever, we will rely on you to create an enterprise greater than the sum of its parts. Rio Tinto Alcan, like its predecessor operations, will be known as an organisation that delivers on its promise. With the distinctive global skills of our people, an enviable portfolio of global assets, and a promising forecast for the sector, Rio Tinto Alcan employees will create a bright future for themselves, for Rio Tinto shareholders and for all our other stakeholders.

Both Rio Tinto and Alcan have been recognised as leading stewards of the environment and the communities in which they operate, and in putting employee health and safety at the top of the priority list. This philosophy will be maintained and reinforced. In this period of transition, we all must continue to actively contribute by taking the necessary steps to maintain the safety and health of those around us while ensuring we minimise our impact on the environment.

A World of Opportunity

As the new global leader in the aluminium industry, Rio Tinto Alcan presents a world of opportunity for our employees. Prior to the Alcan deal, the Rio Tinto Group comprised 30 businesses in more than 20 countries across the world, while Alcan, through its 430 facilities, offices and R&D centres in 61 countries and regions, is present in hundreds of communities. As we move towards the full integration of the two entities, there is no doubt that interesting opportunities will emerge within the wider Rio Tinto Group for talent from Rio Tinto Aluminium and Alcan, and vice versa.

Keeping Our Commitments and Shared Values

Rio Tinto and Alcan share strong corporate values and cultures, and have both enjoyed tremendous reputations as corporate citizens. This will continue. We will keep our commitments to you, to the communities where we have operations, and to sustainable development. We strongly believe that we can continue to grow and prosper in a manner consistent with our core values and commitments. As a global leader, Rio Tinto Alcan will expect to be held to the highest standards. And that is a challenge for all of us to embrace.

Maintaining Momentum

While we fully understand that this is a time of uncertainty for many of you, we want to assure you that Rio Tinto Alcan’s management will do its utmost to ensure that the transition to the new organisation is a smooth one. In the near future, your manager will be providing you with a comprehensive briefing on our new organisation. We encourage you to take an active interest in the opportunities this partnership presents.

More information is available on the Alcan Source and Rio Tinto Aluminium intranet portals, which will continue to exist as separate portals until the information systems of both companies have been more fully integrated. Information is also available on the new Rio Tinto Alcan website at www.riotinto.com/riotintoalcan.

We are in a transition phase where branding, visual identity and signage are concerned. As you can see from this document, a new Rio Tinto Alcan logo has already been developed but it will take some months before all aspects of the new brand are rolled out.

Our Board and management team are proud of your ability to remain focused and productive during these last several months. We thank you for your continued focus and dedication, and look forward to an exciting future together.

Best regards,

Tom Albanese	Dick Evans
Chief executive, Rio Tinto	Chief executive, Rio Tinto Alcan